Filed by Northwest Airlines Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Northwest Airlines Corporation
Commission File No.: 0-23642

Forward-Looking Statements

This filing (including information included or incorporated by reference herein) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta and Northwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

***
Delta Air Lines, Inc. and Northwest Airlines Corporation have created a website at www.newglobalairlines.com with information about the merger. The website includes the information being filed herewith.

The following is a transcript of a conference call hosted by Delta Air Lines, Inc. and Northwest Airlines Corporation on April 15, 2008.

******************************************************
Participants

C: Jill Greer;Delta Air Lines;Director, IR
C: Richard Anderson;Delta Air Lines;CEO
C: Doug Steenland;Northwest Airlines;President & CEO
C: Ed Bastian;Delta Air Lines;President & CFO
P: Gary Chase;Lehman Brothers;Analyst
C: Glen Hauenstein;Delta Air Lines;EVP, Network & Revenue Management
P: Michael Linenberg;Merrill Lynch;Analyst
C: Dave Davis;Northwest Airlines;EVP & CFO
P: Frank Boroch;Bear Stearns;Analyst
P: James Higgins;Soleil Securities;Analyst
P: William Greene;Morgan Stanley;Analyst
P: Jamie Baker;JPMorgan;Analyst
P: Mark Streeter;JPMorgan;Analyst
P: Chris Cuomo;Goldman Sachs;Analyst
P: Raymond Neidl;Calyon Securities;Analyst
P: Daniel McKenzie;Credit Suisse;Analyst
P: Kevin Crissey;UBS;Analyst
******************************************************

Operator: Good morning, ladies and gentlemen and welcome to the Delta and Northwest conference call. My name is Latasha and I will be your coordinator. At this time, all participants are in a listen-only mode until we conduct the question-and-answer session following the presentation. I would now like to turn the call over to Jill Greer, the Director of Investor Relations for Delta Air Lines. Please proceed.

Jill Greer: Thanks. Good morning and thanks to everybody for joining us on fairly short notice. Last night, we issued a news release outlining the agreement for Delta and Northwest to merge. The purpose of our call this morning is to discuss the agreement and to let you hear you directly from the key executives involved. The presentation slides for this call were filed on Form 8-K this morning and are available on the Investor Relations pages of both delta.com and nwa.com.

We will begin the call with opening comments from Richard Anderson, Delta's Chief Executive Officer and Doug Steenland, Northwest's President and Chief Executive Officer. Then Ed Bastian, Delta's President and Chief Financial Officer, will cover the terms of the transaction, the benefits this transaction brings to our shareholders, employees and customers and our plans to integrate the airlines to deliver those benefits.

Also with us for the Q&A today are Dave Davis, Northwest's President -- sorry, excuse me -- Executive Vice President and Chief Financial Officer; Glen Hauenstein, Delta's Executive Vice President for Network and Revenue Management; Mike Campbell, Delta's Executive Vice President of HR and Labor Relations and Ken Khoury, Delta's Executive Vice President and General Counsel.

Before we get started, please note that today's presentation contains forward-looking statements that represent our beliefs or expectations about future events. All forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from the forward-looking statements. Some of the factors that may cause such differences are described in Delta's and Northwest's SEC filings. With that, it is my pleasure to turn the call over to Richard Anderson.

Richard Anderson: Thanks and thanks for calling in this morning. I think this has been probably a little bit of -- so much publicity has already been out that it's -- you have been all expecting it, but we think it is important. It is important for Delta and Northwest because you all know and understand this business and this combination gives us the ability, one, to have number one or number two marketshare in every market in the world. Number two, it builds a much stronger, more viable airline and the combination creates real synergies, both revenue synergies and cost synergies and given our previous relationship with Northwest through the codeshare frequent flyer reciprocity and our domestic alliance and SkyTeam alliance, we can very rapidly, upon closing, ramp up the integration of the two carriers.

From a customer perspective, we add about 6000 city pairs because it really is an end-to-end connection between the two networks. We have received antitrust immunity, as you know, last week on the international side; there is really no overlap. And we already have a head start with the alliance relationship with SkyTeam.

We are very confident with over $1 billion in annual synergies it will be in the long-term best interest of our shareholders, our employees and our customers. So bottom line is we think it is a really good fit. It is something you have all been anticipating for some time and with fuel prices where they are, the fundamental changes we are seeing in the airline industry, the need to compete in the open skies arena and the fact that Northwest and Delta really fit well together because we are the strongest network carriers. The restructuring that both companies went through last year have created best-in-class non-fuel CASM.

The balance sheets are in great shape. The route structures have all been rationalized. We both have very manageable maturities over the next few years, strong cash position. At combination, the combined entity will have around $7 billion in liquidity and so it puts the combination in a much stronger position to succeed over the long run in a very competitive marketplace.

And that is key because the combined carrier will be number one in the US, number one carrier to Japan, number one US carrier across Europe, number one US carrier in Africa, the Middle East and India, the number two US carrier in Asia and Latin America. So it really is the first time that we have a carrier in the United States that has a complete route network.

When you think about the background of both Northwest and Delta, this is really the culmination of a series of transactions that have taken place over three or four decades. You can go all the way back I think with Northwest to Pioneer and Bonanza airlines. North Central, Republic, Southern, Hughes Airwest on the Delta side, Northeastern Chicago and Southern, the Pan Am acquisition, the Western acquisition and when you think about what deregulation did, this is really the culmination of that and we are moving to a mature state, a state that will allow us to provide the kind of returns that the shareholders have long deserved and provides a much more stable platform for employees.

You are going to hear now from -- I'll turn this over to Doug and Doug can talk about I think how this dovetails, but it is a perfect deal. Northwest is a great airline. Delta is a great airline and this combination is exactly -- exactly right for all the constituencies and with that, I'll turn it over to Doug.

Doug Steenland: Thanks, Richard, and good morning, everybody. From our perspective, today is truly an exciting day for the employees of both airlines, for our collective customers, shareholders and the communities that we serve. This combination is going to help build a stronger, more resilient airline that will be the leader in creating best-in-class for customers, employees and shareholders. The transaction is going to provide our customers with a wider choice of seamless service across a broad, global network and it is going to substantially improve both the trip itineraries and airport quality. Because of our complementary end-to-end networks, the transaction will also ensure an enhanced level of service to large and small communities while also allowing us to compete more vigorously with foreign carriers in an open skies environment.

This is a merger by addition. The combination of the two route networks with virtually no overlap results in a seamless global network thereby offering more choices for customers and a more stable service for the communities we serve.

Diversification will enhance the airline's ability to manage through economic cycles and rising oil prices and the proposed combination will allow us to better utilize Northwest's valuable Pacific franchise, better develop both carriers' domestic hubs and better match the right planes with the right routes.

On the cost side, the transaction combines the two best-in-class network carrier cost structures, which will allow us to create a stable platform for future growth. The economics of the merger are based on expanding the scope of the network, improving the utilization of our aircraft fleets and combining functions such as IT to achieve greater efficiencies.

In addition, by increasing our value to customers and reducing costs, we will be a much more competitive airline. Because there is very little overlap between our route systems, the impact of the merger on competition will be little, if any. For all these reasons, Delta was Northwest's first choice and I know Northwest was Delta's first choice in deciding how consolidation should come about.

The Delta-Northwest combination will join two truly complementary geographically distinct networks to form a truly global airline. Customers would have more worldwide travel options and improved connectivity from the merger. Importantly, our SkyTeam partners with us have been through the antitrust review several times as a result of the six-way antitrust application, which received preliminary DOT approval last week.

Because of this, we know that the international competition issues have been addressed by both the DOT, the Department of Justice, and the EU and there has been found to have no anti-competitive impact. The transaction will be subject to review by the European Commission and the competition authorities of several other countries. Because there is virtually no overlap between the companies' nonstop overseas routes, the transaction is unlikely to present any issue for overseas regulators. We also do not expect any issue with the Department of Transportation's transfer of Northwest's international routes to Delta because Delta operates only minimal service to Asia.

While there is some domestic overlap between the two airlines, it is minimal and raises no competitive concerns. Only 2% of Delta seats are in direct competition with Northwest and only 3% of Northwest seats are in direct competition with Delta. Delta and Northwest overlap in only 12 domestic nonstop city pairs and all but four of those 12 routes have at least two or more nonstop competitors. The four single carrier routes make up less than one half of 1% of Delta and Northwest's combined domestic origin and destination traffic, which amounts to just over 500 passengers per day. Passengers in those cities -- Minneapolis/St. Paul, Salt Lake, Detroit and Cincinnati -- will all obtain substantial benefits from the transaction with new and improved domestic service and there is open entry at all of those points.

The domestic market is highly fragmented. Delta and Northwest's combination of passenger share would not surpass that of Southwest, which will remain the largest domestic carrier and no carrier in the domestic market would have greater than a 20% share.

It is important to note the dramatic role that low-cost carriers have played in the shifting landscape of the domestic airline scene. During the last decade, substantial discount carrier growth has resulted in a more competitive and fragmented industry than ever before. Since 2000, low-cost carriers have grown at an annual rate of more than 10% and now carry a third of all domestic passengers. With this growth, LCCs serve all major cities, including all legacy carrier hubs and are expanding into smaller cities.

We take our commitment to serve customers in small communities very seriously. Together, Delta and Northwest will serve over 140 small communities, nearly double the amount of our next largest competitor. By aligning our network strengths, we can enhance service from small communities to new international destinations. As a result, major international gateways are never likely to be more than one stop away. In the past, small communities looked to network carriers to take them around the country. In this new global marketplace, we will be able to take them around the world.

Finally, let me say that from the outset, our position has been that we would only consider a transaction that benefited all of our key stakeholders, our shareholders, our employees, our customers and the communities we serve and with the announcement, we are confident that we have met this objective and we have taken a big step in securing the future of the airline while also returning a premium to Northwest shareholders. I would now like to turn the call over to Ed who is going to provide more specific details on the transaction. Ed?

Ed Bastian: Thanks, Doug and good morning, everybody. Thanks for joining us this morning. The strategic foundation for this merger is sound. It has been structured to generate substantial value for all stakeholders, which we consider to be very important, and create a platform for profitable international growth. We are well-positioned for a successful integration and once integrated, will have the foundation in place to secure a strong future, one that is more resilient to economic volatility, with momentum in improving revenues, combining a best-in-class cost structure and together with an industry-leading balance sheet.

This transaction is about creating a durable franchise, one that can withstand the economic volatility, but also can be positioned for profitable growth. We are committed to a strategy of international expansion and believe that global diversification is critical for our future.

Our complementary international networks enable us to bring unique services to our existing customer bases. Delta's customers will benefit from Northwest's extensive Asian network while Northwest customers will have access to Delta's markets in the Caribbean, Latin America, Middle East and Africa, as well as additional cities in Europe. Delta and Northwest together will serve more than 390 worldwide destinations, more than any other airline.

Our SkyTeam alliance will further broaden our global reach and together, SkyTeam partners will provide access to more than 840 destinations around the world. And we have the opportunity to bring even more global destinations to our customers in the future. Our existing order books on the 777-LR and the 787, along with the new markets this combination will generate will provide us opportunity to exercise options for up to 20 additional wide body jets between 2010 and 2013, creating a world of opportunity for our customers.

On the domestic side, Delta and Northwest each have a unique regional presence in very different customer bases with Delta strong on the East Coast and trans-con traffic and Northwest strong in the central US. Because this is an end-to-end merger, there is no need for hub closures as a result of this combination. In fact, we have the potential to add domestic routes and shorten routings through expansion of hub service. Each airline has regional strength markets that would substantially benefit from the additions made possible by combining Delta and Northwest's complementary networks.

These complementary route structures allow us to create a globally diverse network with a combined domestic international mix of 60/40. Over time, we expect to move this mix closer to 50/50. We will also have a more diversified footprint within the domestic and international markets. On the domestic side, we will have no more than one-third of capacity in any one region. Internationally, we will have just less than half of the international capacity going to Europe, a third going to Asia and the remainder going to Latin America, Africa, the Middle East, and Canada. By diversifying capacity around the world, we build a natural hedge against seasonal demand shifts and regional economic weakness, positioning us for long-term success and increasing financial stability.

With regards to specifics on the transaction, this will be an all stock transaction with a combined enterprise value of approximately $18 billion. Northwest shareholders will receive 1.25 shares of Delta common stock for each Northwest share. This represents roughly a 17% premium to Northwest shareholders based on yesterday's closing price. The company will be named Delta with world headquarters in Atlanta and executive offices in Minneapolis/St. Paul, New York, Tokyo, Amsterdam and Paris. The Board will be comprised of 13 members; the breakdown is seven directors from the current Delta Board and five members from the current Northwest Board. In addition, ALPA will have a full voting Board seat.

A proven experienced management team will be running the business. Richard will continue to lead the company as Chief Executive Officer and Dan Carp will remain as Chairman of our Board of Directors. From Northwest, Roy Bostock will become the Vice Chairman of the Board and Doug will take a seat on the Board. I will remain in my role as the President and Chief Financial Officer of Delta.

This combination will make Delta a globally competitive airline that can and will deliver value for our shareholders. We expect to generate substantial recurring synergies, more than $1 billion a year. I will break these out in detail shortly, but at a high level, the majority of the benefit comes from improvements we generate with a more comprehensive diversified route system and more effective aircraft utilization.

There are also cost benefits from reduced overhead and improved operational efficiencies. These savings, a portion of which will be reinvested in the new company employees as we harmonize wages and benefits, preserve and improve upon the best-in-class cost structure that both companies achieved through their hard work over the restructuring of the last several years.

The transaction will be accretive for all Delta shareholders in the first year, excluding one-time costs. Including one-time costs, the transaction will be accretive by the second year of operation. The merger will create a strong financial competitor with a durable foundation, helping to protect the benefits of the restructuring from fuel prices and economic cycles, positioning us well for the future.

We are aware of the difficulties airlines historically have had in realizing synergies because of integration challenges, so we have deliberately structured this transaction to address many of those issues on the front end so that we can quickly begin realizing benefits and accelerate the integration of the two airlines. We expect the full run rate of synergies to be achieved no later than 2012, but our goal is to achieve all synergies as quickly as possible. The new Delta pilot agreement, combined with the current Northwest contract, allows us to realize the bulk of the revenue synergies prior to reaching a joint pilot contract.

The common SkyTeam alliance was a key factor in the decision to combine Delta and Northwest. As alliance partners, we already have partially integrated IT systems and are positioned to fully integrate systems to coordinate schedules and frequent flyer benefits.

On the network side, we expect to generate about $700 million to $800 million in annual synergies, starting off at approximately $200 million in the first year and getting to full run rate by 2012. Putting that in context, these synergies would increase unit revenues by roughly 2% annually through improved traffic mix, higher yields and increased traffic, a goal we feel quite confident in delivering. More than half of the network benefits will come from fleet optimization. Delta and Northwest each bring aircraft that fill gaps in each other's fleet, Delta with mid-gauge international aircraft and Northwest with 100-plus seat domestic aircraft and large-gauge international aircraft. The larger, more diverse fleet will give us the gauge and range flexibility to better match capacity with demand and to adjust for seasonal demand shifts.

Putting it more simply, we will always have the right size aircraft for any route. We expect to ultimately reallocate 50% of the international fleet and 10% of the domestic fleet to improve profitability. These changes will allow us to move incremental capacity into high demand markets such as Tokyo, Sao Paulo and Tel Aviv, strengthen our joint venture markets by increasing capacity to improve connections and increase revenues by better matching aircraft range capabilities with the geographic location of our hubs.

Increased network size and scope from this combination will drive higher loads and yields due to increased customer loyalty, higher penetration amongst the corporate market and improved mix of business passengers. We expect to gain value from share shift as customers become loyal to a single - and the best - frequent flyer program and global alliance. We also expect to see an increase in business travel as we add schedule options to major business centers and compete more effectively for global corporate contracts.

This combination also creates the opportunity to add new nonstop flights from the combined hub portfolio, linking Asia and the heartland to the southeastern US, Europe and Latin America. The new optimized network will create a compelling package of worldwide destinations that no other US carrier can match. Ultimately, this global network will support our revenue plan going forward.

We also expect to generate incremental value by combining the independent Air France Delta and KLM Northwest joint ventures. The combined Delta-Northwest network will allow us to further optimize the flying within the joint venture.

With preliminary approval for four-way antitrust immunity in hand, we are in position to see the benefits beginning in 2009 as antitrust immunity allows us to better manage capacity, scheduling and pricing. The four carriers will have approximately 27% of transatlantic capacity, leading the industry and within the single joint venture we will have service from four of the world's leading gateways -- New York, Amsterdam, Paris and Atlanta -- something no other global combination can replicate. The combined joint venture also builds a foundation for the future. The European sales and distribution strength of Air France-KLM will play an important role in future international growth within the joint venture.

While the majority of the benefits of this transaction are on the network side, there are also considerable cost reduction opportunities that can be achieved. We estimate there are $300 million to $400 million in net annual cost synergies, excluding one-time merger-related costs. We can achieve significant savings from the combination of our sales agreements and vendor contracts and more efficient operation in our airport facilities. We will also achieve savings from streamlining overhead structures, redundant facilities and our technology integration. In essence, the scale this combination provides will drive considerable efficiency across all areas of the business. The value of the cost synergies will be somewhat offset by the costs of harmonizing the pay and benefits for the employees of the combined carrier.

Preserving our low-cost structure is key against fuel price volatility and foreign competition. Through the restructuring efforts of the past few years, Delta and Northwest have achieved the lowest mainline non-fuel cost of the full-service network carriers. The cost synergies we can achieve in this transaction will allow the combined carrier to maintain and ultimately improve upon this best-in-class cost structure. This will provide a significant strategic advantage for Delta; not just against our domestic competitors as illustrated here, but also against the foreign flags and their higher cost structures.

We do not expect the one-time cash costs related to the transaction to exceed $1 billion. About half which will have P&L impact going forward, while the remainder will be capitalized or incorporated into goodwill. These costs will be for the operating and IT transitions, as well as other transaction costs. For the operating transition costs, we will be moving to a single operating certificate, changing aircraft interiors and liveries and updating branding at gates, curbside and baggage areas of our airport facilities. There will also be technology transition costs as we migrate systems and train employees on these new systems.

A key tenet of this merger is to continue to maintain an industry-leading balance sheet. As in all equity transactions, this merger will not increase our combined debt. Our projected net debt to revenue and EBITDAR coverage ratios will be industry-leading and better than either the Delta or Northwest standalone projections. At closing, we expect to have nearly $7 billion in total liquidity, which includes the undrawn Delta revolver of $1 billion. We expect the combined airline to achieve over $4 billion in free cash flow from 2009 through 2011. This demonstrates again the unique ability of this merger to combine the strengths of two great companies to create a platform for improved durability in a financially challenging industry.

Support from our employees is critical for success. To this end, we have reached an agreement with Delta MEC leadership for a three-year extension to the current Delta pilot agreement. As part of that extension, the Delta pilots have agreed to unlimited codeshare abilities with Northwest. To be clear, it is our ability to put the Delta code on all Northwest flights and other scope modifications, which will allow us to quickly begin achieving network synergies. In return, they will receive a 3.5% equity stake in the new airline and a wage increase. The 2009 increase over current Delta books is 3.5%. As you know, we have an open contract post 2009 and the negotiated increases for 2010 through 2012 all in are 4% in 2010, 4% in '11 and another 4% in 2012.

We look forward to discussions with the pilots at Northwest to reach a combined collective bargaining agreement. We expect to be in negotiations with the Northwest pilots during the regulatory review period and our goal is to reach agreement with the Northwest pilots on a combined collective bargaining agreement prior to the close of the transaction.

In structuring this transaction, we took steps to ensure that our employees are committed to a successful integration by displaying our commitment backing them. We plan to make the distribution of stock to all US non-pilot employees, giving them an ownership stake of 4% in the combined airline. Employees will have the opportunity to benefit from the success of integration and the financial security of a much more durable airline.

We also remain committed to achieving industry standard pay for our front-line employees and will grant Delta employees increases toward that standard in 2009. Our commitment to our employees is to get them to an industry standard no later than the end of 2010.

Northwest's non-pilot employees will continue to receive the schedule pay increases that are included in their collective bargaining agreements. We are committed to harmonizing our labor rates and benefits once the representation for our non-pilot employee groups is established. Longer term, this combination provides our employees job stability, job growth opportunities, as well as the opportunity for financial reward.

Our improved financial position will also allow us to make investments in the products and services our customers value. We know they want the best travel experience from booking to baggage, which requires investments in technology, fleet and facilities. To achieve this, we plan to continue to deploy kiosks, implement wireless tools, outfit new delivery aircraft with lie flat seats and in-flight entertainment, upgrade our existing fleet with new products and technology and implement technology to track bags and reduce passenger inconvenience during delays and cancellations. Reinvestment in the product and facilities of our combined airlines is a critical need, an objective that this transaction facilitates.

In terms of timelines, because this is a merger of complementary networks with almost no route overlap, we believe it is reasonable to expect regulatory approvals to be finished in time to complete the transaction by the end of this year, so we will move quickly with the Hart-Scott-Rodino and other regulatory filings.

The merger will also be subject to the approval of shareholders of both Delta and Northwest, which we are targeting for later this year. Following shareholder approval and the completion of the regulatory reviews, we would then close the transaction. Throughout this period, we will be developing detailed transition plans so that we can immediately begin integrating the airlines upon closing.

In summary, this is an exciting day for our shareholders, our employees and our customers. By creating a globally competitive airline, we will better position the airline for profitable growth and enhanced shareholder value, create a financially stronger company with greater stability and opportunities for our employees and improve our network and products for our customers.

We have done this in a fashion that is truly unique in that it generates substantial value for all stakeholders while not reducing competition domestically. We have the right team in place and we are confident in our ability to integrate the Delta and Northwest teams and begin realizing the substantial benefits we have outlined today.

On behalf of the entire Delta and Northwest team, I want to thank you all for joining us. Operator, we are now ready to begin the Q&A session.

Operator: (OPERATOR INSTRUCTIONS).

Gary Chase, Lehman Brothers.

Gary Chase: Good morning, everybody. Congratulations. I am sure you have -- after what appears to have been a long while at this. Long list of questions here. I will limit it to a couple. Can you just sort of elaborate a little bit on the cost side of the synergies, Ed? It was a little unclear to me when you said the $300 million to $400 million, whether that was inclusive of the decrement you expect from wage harmonization as you are calling it or would that -- would harmonization subtract from that $300 million to $400 million?

Ed Bastian: No, Gary, thanks. That's a great question. That is inclusive of the decrement we expect when we ultimately harmonize all employee labor rates and the benefit costs. So that number in gross terms is a fair bit larger than the $300 million to $400 million number. We are looking at gross terms somewhere in the $600 million, $700 million range in terms of gross cost efficiencies from the transaction. But over time, as we do harmonize and bring all employees to a Delta scale, there will obviously be a cost of that.

Gary Chase: Okay, two other quick ones. Could you just -- when you talk about the benefit from fleet rationalization, in essence, are you suggesting that, with better use of fleet, you can generate more revenue? I mean isn't that a share shift argument or am I thinking about that the wrong way?

Ed Bastian: No, you are not thinking about that the wrong way. We are looking at this somewhat as a share shift in some opportunity and what we are trying to do is better calibrate the combined networks to the fleets that we both respectively own, bringing some of the larger Northwest international metal to places like Atlanta and then also bringing some of our midrange international aircraft to the Detroit and Minneapolis hubs of Northwest as an illustration of that. So share shift as a result of that will occur, but it is also better calibrating capacity with the right size of the market.

Richard Anderson: Gary, this is Richard. The other thing to remember in the Delta fleet, our shell size goes from 76 to 150 and on the top side of the fleet, we don't have an airplane that has over 275 seats. So when you think about the size of the Northwest fleet with A330-300s and 74(7)-400s and the size of our hub in Atlanta and the size of the shell size at Delta, you actually end up with the ability to put the exact right size airplane that the economics of every combined route demands and there is real -- there's profit value in that. In the case of -- domestically, having A-319s in some of our hubs like Cincinnati westbound instead of a 757 is a profit-maximizing move. Glen, do you want to add anything?

Glen Hauenstein: Yes, I would want to add that we also have to re-optimize the entire network; not only from a gauge perspective, but from the markets we fly. And I think a great example of that would be the fact that we have, of course, the largest market portfolio at JFK and we don't fly to Narita. So as you can see by putting these two carriers together, the opportunities that we create amongst the network I think are just as great as the gauge plays within the network. So I think there are very exciting pieces of this network optimization that occur; not only from new markets, but from gauge re-optimization, as well as really some rationalization of capacity within the hub structure itself.

Ed Bastian: We are also, Gary, going to hopefully be develop -- develop some revenue share shift as our customers become loyal to a new and improved frequent flyer program, the global alliance, being able to go into the corporate contracting world with a stronger product and stronger mix and a stronger geographic balance. So all in, the total revenue synergies from the combined transaction we estimate at roughly a 2% increase in total revenues of the company.

Gary Chase: Guys, just a quick follow-up and then I'll let somebody else have at it. You are talking about, if I add that up though, roughly $1 billion in share shift away from the rest of the industry and I have heard you say that you expect additional consolidation or at least a lot of people do. Does that $1 billion hold up if we see the rest of the industry consolidate or does it start coming down?

Ed Bastian: No, we are looking at a much lower number in terms of share shift than that, Gary. I would say less than half of that number that you talked about would come from pure share shift.

Gary Chase: Okay, thanks.

Operator: Michael Linenberg, Merrill Lynch.

Michael Linenberg: Yes, good morning, all. I guess just a couple of questions here. In the presentation, I didn't see anything on the NOLs and I think Delta's got just over $9 billion and I think Northwest has $3 billion. Can this deal be structured in a way such that you are able to preserve as much of the Northwest NOLs as possible?

Ed Bastian: Yes, it is, Mike. We were both very cautious through our bankruptcy proceedings to make certain that we preserved the full value of the NOLs on both sides.

Michael Linenberg: Okay and then just another question here. In the presentation, you did indicate that you were going to use 100-seat aircraft to up-gauge some of the regional flying. Now is that currently aircraft that are in the fleet or are you looking at 100-seaters out there from all the various manufacturers? I guess presuming even Bombardier as well?

Glen Hauenstein: That is a reallocation of the existing 100-seat fleet to maximize where it is flown and we think there is a lot of value in putting -- again, as Richard indicated, we have a big gap in our current network at Delta from 76 seats all the way to 150 seats and we think that having now some airplanes in the 100 and 120-seat category, we'll really be able to optimize both networks when you can put them together.

Michael Linenberg: Okay, just to blend the existing 100-seat fleet, I presume that is the DC-9s, right?

Glen Hauenstein: DC-9s and A319s.

Dave Davis: Yes, Mike, this is Dave Davis. I mean I think the math is essentially reallocation of existing aircraft and putting DC-9s more optimally on routes that need 100-seat aircraft, but obviously through time as we continue to need 100-seaters and we need to replace the DC-9s, we would be considering potential DC-9 replacement aircraft.

Michael Linenberg: Okay and then just my last question and maybe this is somewhat more conceptual, but -- and I am sure it is also what will help drive this deal in the first place is a lot of people point to the record high fuel prices. Can you just talk about what you are seeing in crack spreads? I mean we know oil is at a record high today, $113 plus or minus a few pennies and you are looking at $30, $35 crack spreads.

As we look -- I guess sort of a two-part question -- as we look at the synergy plan out over the next couple years, what -- sort of what is that long-term view that you are using for jet fuel prices maybe underlying some of the model here and if energy prices do remain very high, how do you change, how does the industry change, assume $3.50 per gallon jet fuel into, call it the sustainable, or into perpetuity?

Richard Anderson: Mike, we -- we are not expecting fuel prices to decline. The model we have built expects them actually to not just retain the current level, but actually grow north of here when we built our models. That's for both the crude, as well as on the crack spread. I think $30 -- I am not sure if that is sustainable over time, but certainly a crack spread well north of $20 we are expecting over time.

You hit the nail on the head. I mean this is one of the reasons why this transaction at this point in time made a lot of sense when we went back and both looked at our future standalone plans trying to figure out how as individual carriers we were going to be able to cope with the high price of fuel. We both came to the realization that we need greater scale and mass, and the combination and strength of the combined carriers will help us better generate the stability we need in the face of that fuel volatility.

Michael Linenberg: Okay, thanks and good luck with the process.

Operator: Frank Boroch, Bear Stearns.

Frank Boroch: Good morning. Maybe you could give us some sense of what underlying industry capacity assumptions are in the '09 beyond forecast where you see $4 billion or so of free cash flow generation?

Richard Anderson: We're not -- we have a hard time calibrating after this year, much less over the next several years. I mean the main thing we looked at, Frank, is what do we expect? We expect economic growth rates across both the U.S. and internationally, and we are not expecting any growth domestically on the broader macroeconomy over the next couple of years, if not a slight decline in the current year.

Internationally, we are also expecting a slowdown over time. So we are looking at a very mild rate of growth internationally and virtually no growth domestically.

Frank Boroch: How would the merger agreement impact respective thinking about spin-offs of certain subsidiaries like regional airlines and so forth?

Richard Anderson: This has nothing to do with that.

Frank Boroch: Okay. And last question, would there be any breakup penalties for credit card partnerships and so forth as a part of harmonizing the frequent flyer programs?

Richard Anderson: Actually, it's at the perfect point in time because both of Northwest and Delta are coming up on the expiration of their affinity card relationships. So just about the time the transaction closes, we will be in a position to maximize the value for our shareholders in those arrangements. So we are actually looking forward to the prospect of building the largest and strongest affinity card strategy in the world.

Frank Boroch: That's great. And lastly, Air France had been pretty public about being interested in coinvesting in a combined entity. I guess do you see a role down the road for a partnership like that, or an equity stake?

Richard Anderson: Well, first of all, the first thing to know about that is that Air France and KLM are elated about this transaction because its timing is perfect. The regulators just last week in both the U.S. and in Europe found that the alliance among KLM, Air France, Delta and Northwest was pro-competitive, and cleared 80 regulatory hurdles as if the transaction had been reviewed for a merger. So that was really the second to last obstacle, and the last obstacle is the one we announced today.

So from the position of KLM-Air France, this is really a vision that is coming true after many, many years of work on our separate bilateral arrangements. So Jean-Cyril Spinetta is elated that we have announced the merger.

We will now engage in a process of combining the two separate joint ventures. We signed our joint venture long-term arrangement last October, and KLM-Northwest is just about 20 years old and is probably the most well-developed, most profitable of any flying any airline does anywhere. So we now have this great opportunity to put them together, and so the French are very supportive.

In terms of equity investment, this combined entity is going to have $7 billion in liquidity at closing, and we think that we will have the ability to access debt and equity markets as necessary to make sure we maintain a very strong balance sheet. So at this point in time, we are just looking forward to renegotiate -- or to negotiating a two-way joint venture agreement with Air France-KLM.

Frank Boroch: The $7 billion in liquidity comment, that implies virtually no cash degradation I guess from current positions; is that --?

Ed Bastian: Frank, that is our combined projected year-end cash levels at the end of 2008, plus the revolver capacity that Delta has.

Operator: James Higgins, Soleil Securities.

James Higgins: Yes, hi. I actually withdrew my question because it was asked already. Thanks.

Operator: William Greene.

William Greene: Hi, good morning. I'm wondering if -- I might have missed this, but did you talk about any potential for capacity cuts as a result of this?

Richard Anderson: We did not, Bill. As you know, both airlines independently are taking pretty aggressive steps to downsize the domestic capacity of our respective businesses. The cuts that have already been announced will be implemented later this year.

On the Delta side, that will result in our domestic capacity in the back half of this year being down a full 10% on a year-over-year basis and Northwest has, I think, a 5% domestic capacity cut on a year-over-year basis as well. So we feel like we have pruned the domestic system for each respective carrier. Certainly as we go forward, we will look at the economic volatility, fuel prices, economic growth and make further decisions on domestic capacity, but we don't see this transaction in and of itself reducing capacity.

William Greene: Okay and then as you looked at this and other opportunities for Delta, I guess it is fair to assume that this one potentially offered you in your view sort of the most synergy, just got this $1 billion number, but I am not sure how to reconcile that with what we heard back in '06 about the $1.5 billion or $1.6 billion, I forget the exact number, from a US Airways-Delta combination. Can you help me reconcile that at all?

Richard Anderson: I can't. You might want to ask Doug Parker.

William Greene: Okay. So you basically -- you don't believe that $1.6 billion, I guess?

Richard Anderson: We never believed that, no.

William Greene: Okay. And then lastly, is there a breakup fee to either carrier if the transaction doesn't go forward?

Ed Bastian: Yes, there is the standard breakup fee if it occurs in the context of a breach. If the transaction doesn't go forward simply because of regulatory approval and litigation that might result from that, then there is none.

William Greene: Okay. And the last question is does this deal cause or does it force Continental to leave SkyTeam or from your perspective, is it fine for them to stay in?

Doug Steenland: This is Doug. We would welcome Continental to stay in. We have had a -- Northwest and Delta, as well as Air France and KLM have had a very strong and beneficial relationship with Continental. They have been a very constructive partner and they are a great airline. They provide really good customer service. They've got a solid management team. If at the end of the day Continental decides that it wishes to remain standalone, they will always be welcome to stay in SkyTeam and to participate in other benefits on the cost-sharing side that might materialize.

William Greene: Just lastly, did any of your customers react, your corporate customers, to this?

Doug Steenland: Positively.

William Greene: Okay. Thanks for your help.

Operator: Jamie Baker, JPMorgan.

Jamie Baker: Good morning, everybody. It is actually Jamie and Mark Streeter. First question is fairly basic. How do you define a hub? Is there a minimal level of operations or spokes that have to emanate for a city to be quantified as a hub?

Richard Anderson: Generally, it is a place where more traffic is connecting than not connecting and generally, that level is somewhere around 150 departures a day or more.

Jamie Baker: Okay. Second, on the regulatory process, what percentage of your city pairs currently do you already have over a 50% share and as I follow-on to that, Doug, it sounds like you didn't quite finish your answer to Bill's question, which party bears the antitrust breakup fee risk?

Doug Steenland: There isn't an antitrust breakup fee risk.

Jamie Baker: Okay.

Doug Steenland: I don't have that number right off -- right at our fingertips, but I think the most relevant number is that, of the collective 1000 city pairs that the two airlines serve, we overlap on only 12 and of those 12 routes, eight of them have two or more competitors and we are only talking four routes that fall below that and they have, in the aggregate, 500 passengers a day. And we are talking absolutely minimal competitive overlap and for that reason, we believe and are confident in being able to pass muster through the DOJ process.

Jamie Baker: Okay. And lastly for me, how do you suggest that we frame the objections that have recently come from both the Northwest pilot group and from -- and the Oberstar objection?

Ed Bastian: Well, I think if you think about the Northwest pilot group, I think the right way to frame it is that -- think of all the airline mergers in the past and if we had followed that traditional approach, there would have been no discussions, no conversations, no interactions with the two pilot groups prior to announcement and we basically would be starting from scratch to engage them.

At both pilot groups' request, there was substantial engagement to try to get a combined collective bargaining agreement and a merged seniority list prior to announcement. Substantial progress was made on both fronts, but notwithstanding everybody's best efforts, the finish line wasn't crossed and agreement was reached with the Delta pilot group and there will be continuous sort of best efforts to try to get to that single agreement and to get to a combined seniority list prior to closing. That is going to be six to eight months away. There is a substantial amount of time to allow the parties to do that and if that turns out to be the case, that will be a milestone event that no other airline merger will have even come close to accomplishing.

Mark Streeter: Gentlemen, hi, it's Mark Streeter. Just a quick question from me on the credit side in terms of the capital structure. Earlier this year when oil was 35% lower, jet fuel, Air France publicly came out and said they were willing to make that investment of $750 million to $1 billion and now we sit with the oil strip at $113 and jet fuel a dollar higher than earlier this year. What sort of changed in terms of the thinking and the rationale in not taking that additional liquidity if it is available?

Ed Bastian: Mark, this is Ed. That is essentially a capital raising opportunity that they provided. It wasn't a -- it wasn't -- it wasn't debt, it wasn't a note per se; it is a capital raise opportunity. We are confident that this combined airline over the course of the next 12 to 18 months will have similar capital raise opportunities, either still within Air France-KLM or other places within the market. We have got -- I think we will have a tremendous amount of investor interest in this combined deal and we thought this point in time was not the right time to raise capital.

Mark Streeter: And Ed, are you saying -- just as a follow-up to that then -- that you do need more equity capital, that the balance sheet is not where you want it to be long term?

Ed Bastian: I did not say that, Mark. We said and we made a strong point about one of the reasons we are doing this is we are building a durable financial foundation. We are going to have a liquidity position of roughly $7 billion of the combined entity. This is about 20% of the combined entity's revenues. We feel confident that our cash and financial position upon closing will be the strongest clearly amongst any of the network carriers that will rival almost any carrier on the planet.

Richard Anderson: And I would refer you back to the slides that showed the debt-to-equity ratio and the EBITDAR coverage slide that show how strong the balance sheet is.

Mark Streeter: I agree with you that you are stronger than your peers, but I am wondering if it is at the optimal level -- the optimal level for where you think it should be over the long term.

Ed Bastian: Well, what I said, over the long term, we will have opportunities to evaluate that and calibrate and if we decide to raise capital in the future, I am sure there will be opportunities.

Mark Streeter: Thank you.

Operator: Chris Cuomo, Goldman Sachs.

Chris Cuomo: Good morning, everyone. I just had a follow-up with respect to antitrust. You have obviously expressed confidence regarding antitrust approval of the transaction. What are your thoughts if in fact we were to see another transaction? Obviously CAL/United has been rumored. How does your thinking -- does your thinking at all change? How does your -- how would you perceive the antitrust approval in light of the potential for another series of -- or perhaps an additional transaction?

Doug Steenland: Our view wouldn't change. One, the airline industry, after this transaction and even if there is a follow-on transaction, remains remarkably fragmented and there will be no carrier with truly a dominant position. Southwest will remain if not the leading and biggest domestic airline, pretty close to it. And the analysis of the Justice Department, they look at city pair combinations and we gave you the city pair analysis that a Northwest-Delta transaction presents domestically and that analysis wouldn't change if there was another transaction pending.

Chris Cuomo: But does the DOJ -- do you think they will look at the transactions though in aggregate sort of at the same time or do they view them separately?

Doug Steenland: I don't think you can say now. It probably would depend on timing, but at the end of the day, they would look at each transaction on its own merits and for the specific competitive issues if any that it would present and for that reason, we don't think this transaction presents any material ones and we are confident and hopeful that we will be able to get through the process expeditiously.

Chris Cuomo: Okay. And then just on the synergies, particularly on the network side, is the lack of a seniority agreement between Delta and Northwest in any way an obstacle to realizing a portion of those synergies? Is there a potential upside to that number if in fact a seniority agreement was reached sooner rather than later? How should we be thinking about that?

Ed Bastian: The synergies -- the revenue synergies that I quoted, Chris, assume the full integration of the airline with the cooperation of pilots from both companies. We also expect that number to be in the 2012 timeframe in terms of when everything would be pulled off, so we clearly have time to negotiate a combined collective agreement. In the near term, we have the ability with the new contract extension or tentative agreement with the Delta pilots to realize the bulk of those network synergies within the existing pilot framework agreement. So no, we are not taking a significant haircut at the present time.

Chris Cuomo: Okay, then just lastly on the one-time costs, what's sort of the timing of that, the cadence? How should we be thinking about that? Is it obviously --?

Ed Bastian: Largely over a two-year period.

Chris Cuomo: Over a two-year period. Okay. Well, thank you very much.

Richard Anderson: Bring those in significantly under that $1 billion. We are giving you the outside number.

Chris Cuomo: I'm sorry. Could you repeat that?

Richard Anderson: Our plan is to beat that number. I mean we have just given you the outside number for your assumption purposes, but our intention is to do a lot better than the number we have put in the slide deck.

Chris Cuomo: And you sound confident that you can do that? Would that be a correct characterization?

Richard Anderson: Yes.

Chris Cuomo: Great. Thank you.

Operator: Raymond Neidl, Calyon Securities.

Raymond Neidl: Okay, congratulations. You have got a big challenge ahead of you. Previous airline mergers have all proved to be kind of a disaster in the first year or two with the one exception of Delta under old management when they acquired Western Airlines. So I guess a general question is what made you finally decide to do this merger instead of do a -- just keep the partnership going the way it was or possibly doing a merger, but keeping the two airlines separate like Air France and KLM did and then number two, is this merger going to really complicate your fleet type, making the merger process even more complicated?

Richard Anderson: I will take a shot and then I will give it to Doug. I mean, first of all, Ray, not all mergers are created equal. This is actually -- if you look back over history, you are taking two very strong carriers that have solid strategies, great balance sheets, best-in-class cost structure and have already progressed down the road of integration.

Think about it. We already have a domestic codesharing operation where our scheduling and pricing systems are hooked up. We have a reciprocal frequent flyer program and we are already members of the same SkyTeam alliance. So we are already well down the road.

And unlike a lot of the mergers you are talking about, those mergers at different points in time since deregulation and even before involved carriers, one or the other of which or both were in distress, and in this case, you have two carriers that just came off of record performance in 2007. So we are in a strong position going forward.

With respect to the fleet, the fleet issues are a little bit of a misnomer actually. The fleet integration actually works quite well because we don't have common fleet types, except for the 757-200. So the 747, when you go get a single operation specification, we don't have to sit down and merge a lot of maintenance programs, number one.

Number two, at the kind of scale we're talking about, 800 mainline airplanes and 600 regional jets is a fleet of about 1460 airplanes, you have scale in all of those fleets and that is what is key. The key to keeping your operating costs down in a given fleet is scale and what that diversity of fleet gives you is the ability to match the right airplane to the right market where ever you are around the world. So there is actually a lot of benefits, in the steady state, come from re-fleeting and putting the exact right economic piece of equipment on a given city pair route.

Doug Steenland: Just to supplement that a little bit, we, and I am confident Delta has, over the last four or five years, we have probably -- I think at Northwest we've probably spent $50 million or $60 million already in terms of airport relocations, in terms of hooking up our pricing systems, hooking up our yield management systems, hooking up our frequent flyer programs, doing all the things that you need to do if you are going to provide seamless alliance service. So we are well ahead of that game.

And I think it also -- by having this merger take place within an existing alliance relationship, it really gives us a very big head start on what has historically been gnarly integration issues, not just between the two merged carriers, but also between our existing alliance partners. I think if there was a merger transaction that took place where you were switching global alliances, I think that is one that you would really have to ask a question about and it clearly complicates the doability of the transaction.

Raymond Neidl: I know there are benefits to trying to get this integration together as quickly as possible, but labor is always a major problem as we are seeing in this case. Would it be worthwhile maybe to keep the two airlines operating separately under one umbrella similar to KLM and Air France?

Richard Anderson: We do not intend to do that, Ray, absolutely not.

Raymond Neidl: Okay, great. Switching to the smaller aircraft, Richard, I think you talked a little bit about before, you are going to have partnerships with almost every regional airline out there, plus you're going to own a number of regional airlines. Is there any thought to maybe consolidating that and making that a little bit more streamlined?

Richard Anderson: I think the consolidation with our regional jets, both wholly-owned carriers, as well as our contracts, is a big opportunity for the combined airline and yes, we expect there to be a significant -- some shuffling of the deck, as well as some cost value out of realigning our portfolio.

Ed Bastian: Right. And there is two other points there. The great piece here is, between Compass and Mesaba, you have the very best operators and cost structure. So our goal with our contract carriers is to bring their margins down over time to more accurately reflect the overall margins in the industry and Compass and Mesaba will give us that ability to shift line from contract carriers to owned carriers at much better CASM.

Doug Steenland: What hasn't -- it is a work in process, so it hasn't gotten that much attention, but between Compass and Mesaba, there exists a holding company and they are actually already between those two carriers sharing functions and we would expect that that would continue and would expand as time goes on.

Raymond Neidl: Okay, great. And then finally, I don't know if you mentioned this or not, is there protections there from preventing a third party coming in to try and make a bid for one of the other carriers or for some of the assets?

Ed Bastian: The merger agreement basically positions the two Boards where they are going to meet their fiduciary duties and their fiduciary obligations if anyone would elect to do that and we will just have to see what happens.

Raymond Neidl: Great. Good luck and congratulations.

Operator: Daniel McKenzie, Credit Suisse.

Daniel McKenzie: Good morning, thanks. One very simple clarification here. The new contract with the Delta pilots is ultimately the new contract that the Northwest labor groups will migrate to or is there yet a new contract that would need to be negotiated?

Richard Anderson: There is a new contract to be negotiated with the Northwest pilots and coming to a combined collective bargaining agreement together with the Delta pilots. So we have a standalone Delta pilot contract that now will run, if ratified, through 2012.

Daniel McKenzie: Got it. And at this point, do the Northwest pilots have the option to sue to open the arbitration clause if that is the case?

Doug Steenland: I didn't quite understand the question.

Daniel McKenzie: Yes, sure. So there was arbitration that the Northwest and Delta pilots were essentially working towards with respect to the seniority and is that a shut conversation at this point or do the pilots have the ability to sue to go back and to continue those discussions.

Doug Steenland: Each pilot contract contains very specific provisions and protections that govern this situation and ALPA, which both the Delta pilots and the Northwest pilots are members of, has a very specific merger policy that the collective bargaining agreement of both airlines obligates both the airlines and the pilot groups to follow and if the two pilot groups cannot, on a voluntary basis, get there, there is a very clear roadmap and there is very clear precedent as to how this arbitration process would work to integrate the seniority lists.

Daniel McKenzie: Okay, got it. Thanks. And then just one last clarification here. I am hoping you can clarify if and how the synergy estimates that you guys have announced factors in the effect of other deals that are likely to be announced here?

Richard Anderson: As we develop, obviously that would impact the revenue -- the network synergies. We have given a little bit of thought to that, but that is kind of hard to anticipate. You need a crystal ball.

Daniel McKenzie: Sure, I understand.

Richard Anderson: But that said, we feel quite confident in any consolidating environment or if this is the only deal done, we can generate these revenues.

Daniel McKenzie: I understand. Okay. One final question here. Ed, I think you mentioned that you still plan to execute on some capacity reductions that you have announced, but I also understood you to say that you're also planning growth at hubs. And I guess I would interpret that to mean Cincinnati and Salt Lake City. I guess just, first, I'd like to clarify if I am correct on that and perhaps some perspective on the timing of future hubs?

Ed Bastian: I think you are mixing apples and oranges there. We are reducing service across the domestic Delta network. As I said, we are going to be down a full 10% year-over-year by the end of this calendar year. If the -- if fuel and economic conditions warrant going forward, we will continue to right-size the domestic network. What we said on growth is that we will only grow if it is profitable growth. The majority of the growth we are seeing in this combined entity is going to be on the international side of the business, but it certainly makes the hub traffic potentially more interesting for us as we generate some greater international opportunities out of the hubs and the feed into the hubs become more.

Daniel McKenzie: Okay, great. Thanks a lot for that clarification. I appreciate it.

Operator: Kevin Crissey, UBS.

Kevin Crissey: Good morning, everybody. Doug, did you look at just selling the golden share because when I look at it, I see $200 million in combined synergies in 2009, $600 million in 2010. The golden share had to be worth something that you could have been able to sell to come up with something similar to that number without the risk of integration.

Doug Steenland: We looked at all of the options available to us -- standalone, sell the golden share, merge with other carriers -- and we clearly and unambiguously came to the conclusion that this was the transaction that was in the best interest for all of the Northwest constituents.

Kevin Crissey: Okay. Is there any chance that we will see a frequent flyer spinoff in the 2009, 2010 type timeframe?

Ed Bastian: We're not -- we are going to have our work cut out for us just putting these two airlines together. That will be a question we look at in the future.

Kevin Crissey: We are hoping that you're understating your capacity cuts and going forward so good luck to you. Thank you.

Operator: This concludes the presentation. Thank you all for joining. You may all now disconnect. Good day.